ATCO
G R O U P

Corporate Office

06015137

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

July 06, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

RECEIVED JUL 13 2006

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed July 05, 2006 for symbol CU.NV
- Corporation's Form 1, filed July 05, 2006 for symbol CU.X
- Corporation's Form 1, filed July 05, 2006 for symbol CU.PR.T
- Corporations' Form 1, filed July 05, 2006 for symbol CU.PR.V
- Corporation's Form 1, filed July 05, 2006 for symbol CU.PR.D
- Corporation's Form 1, filed July 05, 2006 for symbol CU.PR.A
- Corporation's Form 1, filed July 05, 2006 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	82,732,986	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
Stock Option Plan	4,800		
Other Issuances and Cancellations	-615,000		
Issued & Outstanding Closing Balance :	82,122,786		

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,461,100** As at : 06/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2006	N		4,800		
Totals		0	4,800	0	0

Stock Options Outstanding Closing Balance: **1,456,300** As at : 06/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2006	Issuer Bid	-615,000
Totals		-615,000

Filed on behalf of the Issuer by:

Name:	Patricia Rigey
Phone:	403 292-7664
Email:	patricia.rigey@atco.com
Submission Date:	07/05/2006 23:38:56
Last Updated:	07/05/2006 23:35:14

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	44,009,284	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	44,009,284		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Patricia Rigey
Phone:	403 292-7664
Email:	patricia.rigey@atco.com
Submission Date:	07/05/2006 23:40:48
Last Updated:	07/05/2006 23:40:32

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Patricia Rigey
Phone:	403 292-7664
Email:	patricia.rigey@atco.com
Submission Date:	07/05/2006 23:41:58
Last Updated:	07/05/2006 23:41:49

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Patricia Rigey
Phone:	403 292-7664
Email:	patricia.rigey@atco.com
Submission Date:	07/05/2006 23:42:49
Last Updated:	07/05/2006 23:42:34

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Patricia Rigey
Phone:	403 292-7664
Email:	patricia.rigey@atco.com
Submission Date:	07/05/2006 23:43:37
Last Updated:	07/05/2006 23:43:30

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Patricia Rigey
Phone:	403 292-7664
Email:	patricia.rigey@atco.com
Submission Date:	07/05/2006 23:44:22
Last Updated:	07/05/2006 23:44:15

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Patricia Rigey
Phone:	403 292-7664
Email:	patricia.rigey@atco.com
Submission Date:	07/05/2006 23:45:30
Last Updated:	07/05/2006 23:45:21